HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

September 10, 2015

Mr. Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Enova International, Inc.
Registration Statement on Form S-1
Filed September 10, 2015
File No. 333-199733

Ladies and Gentlemen:

Further to the Staff’s comment letter dated March 23, 2015 and our telephone conferences with the Staff, Enova International, Inc. (the “Registrant”) acknowledges that Cash America International, Inc. (“Cash America”) is not now a parent of the Registrant and will not be a parent of the Registrant at the effective time of the above-referenced Registration Statement. The Registrant respectfully submits that Cash America is eligible to offer the shares covered by the Registration Statement in accordance with Rule 415(a)(1)(i) because, at the effective time of the Registration Statement, Cash America will not be a parent of the Registrant. This letter is being filed on EDGAR concurrently with the filing of Amendment No. 2 to the Registration Statement.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing.

United States Securities and Exchange Commission

Mr. Michael Clampitt

September 10, 2015

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:	Lisa M. Young, Esq.
Kirkland & Ellis LLP